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                                  EXHIBIT 12.2
                            AMERICAN EXPRESS COMPANY
          COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
                              (Dollars in millions)

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                                     Three Months
                                   Ended March 31,                              Years Ended December 31,
                              ---------------------------   -----------------------------------------------------------------
                                   2005        2004             2004         2003         2002         2001         2000
                              ---------------------------   -----------------------------------------------------------------
Earnings:
Pretax income from
   continuing operations         $ 1,375       $ 1,248         $ 4,951      $ 4,247      $ 3,727      $ 1,596      $ 3,908
Interest expense                     468           384           1,659        1,606        1,832        2,856        2,922
Other adjustments                     37            38             154          157          174          175          163
                              ---------------------------   -----------------------------------------------------------------
Total earnings (a)               $ 1,880       $ 1,670         $ 6,764      $ 6,010      $ 5,733      $ 4,627      $ 6,993
                              ===========================   =================================================================

Fixed charges:
   Interest expense              $   468       $   384         $ 1,659      $ 1,606      $ 1,832      $ 2,856      $ 2,922
   Other adjustments                  37            35             145          140          151          170          165
                              ---------------------------   -----------------------------------------------------------------
Total fixed charges (b)          $   505       $   419         $ 1,804      $ 1,746      $ 1,983      $ 3,026      $ 3,087
                              ===========================   =================================================================

Ratio of earnings
   to fixed charges (a/b)           3.72          3.98            3.75         3.44         2.89         1.53         2.27
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Included in interest expense in the above computation is interest expense related to the international banking operations of American Express Company
(American Express) and Travel Related Services' cardmember lending activities, which is netted against net investment income and cardmember lending net finance charge revenue, respectively, in the Consolidated Statements of Income.

For purposes of the earnings computation, other adjustments include adding the amortization of capitalized interest, the net loss of affiliates accounted for under the equity method whose debt is not guaranteed by American Express, the minority interest in the earnings of majority-owned subsidiaries with fixed charges, and the interest component of rental expense and subtracting undistributed net income of affiliates accounted for under the equity method.

For purposes of the fixed charges computation, other adjustments include capitalized interest costs and the interest component of rental expense.